Supplement filed pursuant to Rule 253(g)(2)

File No. 024-12130

SUPPLEMENT DATED OCTOBER 11, 2023

TO OFFERING CIRCULAR DATED APRIL 26, 2023

CANCERVAX, INC.

This document supplements, and should be read in conjunction with, the Offering Circular (the “Offering Circular”) dated April 26, 2023 of CancerVAX, Inc. (the “Company”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The Offering Circular dated April 26, 2023 is available at HERE.

The purpose of this supplement is to announce the Company’s intention to terminate the Offering described in the Offering Circular on November 7, 2023, as qualified by reference to the description of the Company’s intentions below.

Offering Termination Date

The Company intends to terminate the offering for its Common Stock described in the Offering Circular. No further subscriptions will be accepted for the current offering after November 7, 2023 (the “Termination Date”). Subscriptions in the offering will be accepted up to that date and processed as promptly as possible. None of the terms of the offering have been changed.

SEC Disclaimer

An offering statement regarding the offering described in the Offering Circular has been filed with the Commission. The Commission has qualified that offering statement, which only means that the Company may make sales of the securities described by that offering statement. It does not mean that the Commission has approved, passed upon the merits, or passed upon the accuracy or completeness of the information in the offering statement. You should read the Offering Circular before making any investment.

This Supplement to the Offering Circular does not otherwise modify or update disclosure in, or exhibits to, the original Offering Circular. This Supplement to the Offering Circular should be read in conjunction with the Offering Circular and is qualified by reference to the Offering Circular except to the extent that the information contained herein supplements the information contained in the Offering Circular.